UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934

(Amendment No. 1)*

NOTABLE LABS, LTD.

(Name of Issuer)

Ordinary Shares, par value NIS 0.35 each

(Title of Class of Securities)

M7517R107

(CUSIP Number)

January 9, 2024

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule 13G is filed:

☐ Rule 13d-1(b)

☒ Rule 13d-1(c)

☐ Rule 13d-1(d)

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. M7517R107

(1)	Names of Reporting Persons FR Capital Holdings, L.P.
(2)	Check the Appropriate Box if a Member of a Group (a) ☐ (b) ☐
(3)	SEC Use Only
(4)	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned By Each Reporting Person With	(5)	Sole Voting Power: 0*
	(6)	Shared Voting Power: 271,933*
	(7)	Sole Dispositive Power: 0*
	(8)	Shared Dispositive Power: 271,933*

(9)	Aggregate Amount Beneficially Owned by Each Reporting Person 271,933*
(10)	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions): ☐
(11)	Percent of Class Represented by Amount in Row (9) 3.02% *
(12)	Type of Reporting Person IA

*	See Item 4 for additional information.

CUSIP No. M7517R107

(1)	Names of Reporting Persons First Round Capital VIII-F, LP
(2)	Check the Appropriate Box if a Member of a Group (a) ☐ (b) ☐
(3)	SEC Use Only
(4)	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned By Each Reporting Person With	(5)	Sole Voting Power: 0*
	(6)	Shared Voting Power: 167,598*
	(7)	Sole Dispositive Power: 0*
	(8)	Shared Dispositive Power: 167,598*

(9)	Aggregate Amount Beneficially Owned by Each Reporting Person 167,598*
(10)	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions): ☐
(11)	Percent of Class Represented by Amount in Row (9) 1.86% *
(12)	Type of Reporting Person PN

*	See Item 4 for additional information..

EXPLANATORY NOTE

This Amendment No. 1 (this “Amendment”) amends the statement on Schedule 13G originally jointly filed by FR Capital Holdings, L.P., a Delaware limited partnership (the “Management Company”), and First Round Capital VIII-F, LP, a Delaware limited partnership (“FRCVIII-F” and, collectively with the Management Company, the “Reporting Persons”), on October 26, 2023 (the “Original Schedule 13G”). Capitalized terms used but not otherwise defined in this Amendment shall have the meanings ascribed to such terms in the Original Schedule 13G. This Amendment is being filed pursuant to Rule 13d-2(a) promulgated under the Securities Exchange Act of 1934, as amended, with respect to the Class A Ordinary Shares, par value NIS 0.35 each, of Notable Labs, Ltd. (the “Issuer”) beneficially owned by the Reporting Persons to report that (i) the Reporting Persons have sold more than 5% of the outstanding Class A Ordinary Shares, par value NIS 0.35 each, of Notable Labs, Ltd, and (ii) beneficial ownership has fallen below 5% of the outstanding Class A Ordinary Shares of Notable Labs, Ltd. As a result, as of the date hereof, the Reporting Persons are no longer required to report their beneficial ownership of Class A Ordinary Shares of the Issuer on Schedule 13G.

Item 1(a).	Name Of Issuer:

Notable Labs, Ltd. (the “Issuer”)

Item 1(b).	Address of Issuer’s Principal Executive Offices:

320 Hatch Drive

Foster City, CA 94404

Item 2(a).	Name of Person Filing:

This report on Schedule 13G (this “Schedule 13G”) is being jointly filed by the Reporting Persons.

Item 2(b).	Address of Principal Business Office or, if None, Residence:

The address for the Reporting Persons is: 2400 Market Street, Suite 237, Philadelphia, PA 19103.

Item 2(c).	Citizenship:

The Management Company and FRCVIII-F are organized under the laws of the State of Delaware.

Item 2(d).	Title of Class of Securities:

Ordinary Shares, par value NIS 0.35 each (the “Ordinary Shares”).

Item 2(e).	CUSIP No.:

M7517R107

Item 3.	If This Statement Is Filed Pursuant to Section 240.13d-1(b) or 240.13d-2(b) or (c), check whether the Person Filing is a:

Not Applicable.

Item 4.	Ownership:

As reported in the cover pages to this report, the ownership information with respect to the Management Company as of January 9, 2024 is as follows:

(a)	Amount Beneficially Owned:	271,933*

(b)	Percent of Class:	3.02%*

(c)	Number of Shares as to which the person has:

(i)	Sole power to vote or to direct the vote:	0*

(ii)	Shared power to vote or to direct the vote	271,933*

(iii)	Sole power to dispose or to direct the disposition of:	0*

(iv)	Shared power to dispose or to direct the disposition of	271,933*

As reported in the cover pages to this report, the ownership information with respect to FRCVIII-F as of January 9, 2024 is as follows:

(a)	Amount Beneficially Owned:	0*

(b)	Percent of Class:	167,598%*

(c)	Number of Shares as to which the person has:

(i)	Sole power to vote or to direct the vote:	0*

(ii)	Shared power to vote or to direct the vote	167,598*

(iii)	Sole power to dispose or to direct the disposition of:	0*

(iv)	Shared power to dispose or to direct the disposition of	167,598*

*	The Management Company is the investment manager to FRCVIII-F and First Round Capital V, LP, a Delaware limited partnership (“FRCV”, and together with FRCVIII-F, the “FR Funds”). Josh Kopelman and William Trenchard are the controlling managers of the Management Company.

As of January 9, 2024, FRCVIII-F held 167,598 Ordinary Shares and FRCV held 104,335 Ordinary Shares. As a result, the Management Company and Messrs. Kopelman and Trenchard may be deemed to beneficially own 271,933 shares of Common Stock of the Issuer held in the aggregate by the FR Funds.

The reported beneficial ownership percentage is based upon approximately 9,001,320, shares of Ordinary Shares issued and outstanding as of November 7, 2023, based on information included in the Quarterly Report on Form 10-Q filed by the Issuer with the Securities and Exchange Commission on November 14, 2023.

Item 5.	Ownership of Five Percent or Less of a Class

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than 5 percent of the class of securities, check the following [✔].

Item 6.	Ownership of More Than Five Percent on Behalf of Another Person

Not Applicable.

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person

Not Applicable.

Item 8.	Identification and Classification of Members of the Group

Not Applicable.

Item 9.	Notice of Dissolution of Group

Not Applicable.

Item 10.	Certification

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect, other than activities solely in connection with a nomination under § 240.14a–11.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: January 11, 2024

FR CAPITAL HOLDINGS, L.P.

/s/ Jeffrey Donnon
Name:	Jeffrey Donnon
Title:	Chief Financial Officer

FIRST ROUND CAPITAL VIII-F, LP

By:	FR Capital Holdings, L.P., its Manager Company

/s/ Jeffrey Donnon
Name:	Jeffrey Donnon
Title:	Chief Financial Officer

Attention: Intentional misstatements or omissions of fact constitute

Federal criminal violations (See 18 U.S.C. 1001).